Paul W. Hoelscher

Vice President and Corporate Controller

(708) 450-3128

February 21, 2006

Mr. Michael Moran

Branch Chief

Division of Corporate Finance

Mail Stop 2561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Alberto-Culver Company

Form 10-K for the year ended September 30, 2005

File No. 1-5050

Dear Mr. Moran:

This letter responds to the Securities and Exchange Commission staff’s comment letter dated February 14, 2006 regarding Alberto-Culver Company’s (the “Company”) Form 10-K for the year ended September 30, 2005.

The Company believes that its disclosure of non-GAAP financial measures on a per share basis in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is in compliance with Item 10(e) of Regulation S-K and Question (11) of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (“FAQs”).

Whenever non-GAAP financial measures are included in a filing, Item 10(e) of Regulation S-K requires the following items to be included:

•	a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•	a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measures disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

Mr. Michael Moran

February 21, 2006

•	a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	to the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to the preceding item above.

The answer to Question (11) of the FAQs states that “the GAAP prohibition on presenting cash flow per share is maintained and per share measures of liquidity continue to be prohibited.” However, the answer further states “that certain non-GAAP per share measures may be meaningful from an operating viewpoint. However, the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders’ benefit) is critical to addressing these concerns.”

In disclosing “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” in MD&A, the Company believes it has complied with both Item 10(e) of Regulation S-K and Question (11) of the FAQs by:

•	presenting, with equal or greater prominence, in the “Results of Operations” section of MD&A, “basic net earnings per share” and “diluted net earnings per share,” the most directly comparable financial measures calculated and presented in accordance with GAAP;

•	providing a reconciliation, in the “Reconciliation of Non-GAAP Financial Measures” section of MD&A, of the differences between the non-GAAP financial measures disclosed and “basic net earnings per share” and “diluted net earnings per share,” the most directly comparable financial measures calculated and presented in accordance with GAAP;

•	explaining, in the “Overview” section of MD&A, the nature of the non-core items that were excluded from the non-GAAP financial measures, how management uses the non-GAAP financial measures and why the Company believes that presentation of the non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations; and

•	referencing, in the “Overview” section of MD&A, to the reconciliation of the non-GAAP financial measures to their most directly comparable financial measures under GAAP that was located in the “Reconciliation of Non-GAAP Financial Measures” section of MD&A.

Mr. Michael Moran

February 21, 2006

The Company’s disclosure regarding non-GAAP financial measures in the “Overview” section of MD&A was as follows:

“Net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” are used in the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). These measures are “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission (SEC). The non-cash charges and the charge related to the redemption of senior notes relate to changes in the capital structure of the company rather than the normal operations of the company’s core businesses. The gain on the sale of Indola and the subsequent tax benefit from the liquidation of certain Indola foreign legal entities represent the effects of a specific divestiture transaction rather than the normal ongoing operations of the company’s businesses. Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company’s normal operations for the periods presented. Reconciliations of these measures to their most directly comparable financial measures under U.S. generally accepted accounting principles (GAAP) are provided in the “Reconciliation of Non-GAAP Financial Measures” section of MD&A.

For the reasons described above, the Company continues to believe that presentation of the non-GAAP financial measures, including those on a per share basis, provides useful information to investors regarding the Company’s financial condition and results of operations. Earnings per share information is very important to investors and other readers of the Company’s financial statements and the disclosure of the per share non-GAAP financial measures provides investors and other readers with meaningful information in order to fully understand the earnings per share related to the normal operations of the Company. The Company believes that it is important to continue to make similar disclosures of non-GAAP financial measures on a per share basis in future filings.

In connection with this response, Alberto-Culver Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Moran

February 21, 2006

If you have any questions regarding the above response or require any additional information, please call me at (708) 450-3128 or William J. Cernugel, Senior Vice President and Chief Financial Officer, at (708) 450-3107.

Sincerely,

Paul W. Hoelscher

Vice President and Corporate Controller

cc:	Howard B. Bernick

William J. Cernugel